UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38946

Issuer: Collaborative Investment Series Trust

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

500 Damonte Ranch, Parkway Building 700,

Unit 700, Reno, NV 89521

843-297-2701

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interests, no par value, of the following portfolios:

SPAC and New Issue ETF

The Short De-SPAC ETF

De-SPAC ETF

The Fat Tail Risk ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[     ] 17 CFR 240.12d2-2(a)(1)

[     ] 17 CFR 240.12d2-2(a)(2)

[     ] 17 CFR 240.12d2-2(a)(3)

[     ] 17 CFR 240.12d2-2(a)(4)

[     ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[ X ] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Collaborative Investment Series Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 13, 2021	By: /s/ Gregory Skidmore	President
Date	Name: Gregory Skidmore	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.